UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                                                            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Asia Entertainment & Resources Ltd. (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K to report the following to its investors:

•	On May 18, 2011, Lam Man Pou purchased 10,000 of the Company’s shares for an average price per share of $7.04.
•	On May 18, 2011, Vong Hon Kun purchased 20,000 of the Company’s shares for prices per share ranging from $6.26 to $7.38.

The Company is filing this Report of Foreign Private Issuer at the request of Lam Man Pou and Vong Hon Kun so that the Company’s investors can be aware of these transactions.  These transactions are being disclosed on a voluntary basis and neither of Lam Man Pou nor Vong Hon Kun, nor any other of the Company’s officers, directors or affiliates, are required to, or undertake any obligation to, report any future transactions of the Company’s securities to the Company or the public except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASIA ENTERTAINMENT & RESOURCES LTD

Dated: May 19, 2011	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer